Exhibit 99.1

STOCK EXCHANGE NOTIFICATION

December 19, 2011

Eksportfinans’ Samurai bond program in Japan

Eksportfinans has received a purported declaration of default from a holder of the institution’s Japanese bonds. On advice from counsel the declaration will be resisted vigorously. This is done on the basis that there is no default and the declaration is therefore of no effect. On this basis such purported declaration does not constitute a cross default under its other financial obligations.

Contact information:

Chairman of the Board, Geir Bergvoll, ph: +47 91 31 54 85, e-mail: geir.bergvoll@dnb.no

President and CEO, Gisele Marchand, ph: +47 22 01 23 70, e-mail: gma@eksportfinans.no

EVP Director of Communications, Elise Lindbæk, ph: +47 90 51 82 50, e-mail: el@eksportfinans.no

EVP General Counsel, Carine Lindman, ph: +47 97 73 37 79, e-mail: cal@eksportfinans.no

For more information about Eksportfinans, see www.eksportfinans.no